Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W. Suite 700 Washington, DC 20006-1871 Telephone 202.419.8402 Fax 202.822.0140 www.stradley.com

Cillian M. Lynch
(202) 419-8416
clynch@stradley.com
January 21, 2022

Filed via EDGAR
Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: The Commerce Funds (File No. 811-08598)
Dear Ms. Vroman-Lee:
On behalf of The Commerce Funds (the “Registrant”), submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via telephone to me on January 13, 2022 with regard to the preliminary copy of the proxy statement, notice of meeting and form of proxy to be furnished to shareholders of The Growth Fund, a series of the Registrant, on Schedule 14A (collectively, the “Proxy Materials”), which was filed with the Commission on January 4, 2022 under the Securities Act of 1934. The Staff’s comments are summarized below, followed by the Registrant’s responses thereto. Terms not defined herein have the meaning set forth for that term in the Proxy Materials.
1. Comment: Please acknowledge that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing.
Response: The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.
2. Comment: Under the section titled “Expenses and Solicitation Activities,” the Proxy Materials state that the expenses incurred in connection with the solicitation of proxies for the Meeting will be paid by the Fund. Please include the approximate amount of these expenses.
Response: The Registrant will update the referenced disclosure to include the approximate amount of these expenses.
3. Comment: Not all material information in the Proxy Materials is complete or was filed with brackets. Please include all material information in the definitive proxy statement.
Response: The Registrant confirms that all material information will be included in the definitive proxy statement.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

Please do not hesitate to contact me at the above-referenced telephone number or Christopher J. Zimmerman at (202)-419-8402 if you have any questions or wish to discuss any of the above responses presented above.
Very truly yours,

/s/ Cillian M. Lynch
Cillian M. Lynch
cc: Christopher J. Zimmerman